UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to ______________

Commission File Number 1-3548

ALLETE AND AFFILIATED COMPANIES
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the plan)

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

(Name of issuer of securities
held pursuant to the plan and
the address of its principal
executive office)

Note:
Other schedules required by 29 CFR 2520.103.10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and as such, have been omitted.

ALLETE 2017 RSOP Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Duluth, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan (“Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental

The Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Reilly, Penner & Benton LLP

June 26, 2018
Milwaukee, Wisconsin

ALLETE 2017 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Statement of Net Assets Available for Benefits

	December 31,
	2017	2016
Thousands
Assets
Investments
Participant Funds	$482,740	$422,066
Notes Receivable from Participants	5,414	4,791
Employer Contributions Receivable	2,811	2,735
Total Assets / Net Assets Available for Benefits	$490,965	$429,592
The accompanying notes are an integral part of these statements.

ALLETE 2017 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017
Participant Funds
Thousands
Investment Activity
Dividend Income	$7,067
Interest Income	237
Net Appreciation in Fair Value of Investments	64,109
Total Investment Activity	71,413
Contributions
Participant	14,058
Employer	11,089
Rollover	961
Total Contributions	26,108
Deductions
Benefits Paid to Participants	(24,721)
Administrative Expenses	(316)
Total Deductions	(25,037)
Transfers and Allocations
Transfers to Retirement Plans	(13,506)
Transfers from Other Plans	2,395
Total Transfers and Allocations	(11,111)
Net Increase in Assets	61,373
Net Assets Available For Benefits
Beginning of Year	429,592
End of Year	$490,965
The accompanying notes are an integral part of these statements.

ALLETE 2017 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Notes to Financial Statements
December 31, 2017

NOTE 1. DESCRIPTION OF THE PLAN

The ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP or Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and qualifies as an employee stock ownership plan and profit sharing plan. At December 31, 2017, there were 2,630 participants in the RSOP. Participating affiliated companies (collectively, the Companies) at December 31, 2017, included:

•	ALLETE, Inc., including Minnesota Power, a division of ALLETE, Inc. (ALLETE or Company);

•	Superior Water, Light and Power Company;

•	MP Affiliate Resources, Inc.;

•	ALLETE Renewable Resources, Inc. (ARRI);

•	ALLETE Clean Energy, Inc.;

•	Florida Landmark Communities LLC (Florida Landmark);

•	Palm Coast Holdings, Inc. (Palm Coast Holdings); and

•	U.S. Water Services, Inc. (U.S. Water Services).

The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).

Effective December 1, 2016, the Plan was amended to allow the U.S. Water Services Investment Plan to merge into the Plan. On October 11, 2016, Water and Energy Systems Technology was acquired by U.S. Water Services. Effective April 1, 2017, the Plan was amended to allow the Water and Energy Systems Technology 401(k) Plan to merge into the Plan. Effective May 1, 2017, a new collective Bargaining Agreement was established between ARRI and IBEW Local 31.

Basis of Presentation

Participant Funds represent the participants’ 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund.

Administration

The Employee Benefit Plans Committee (Committee) administers the Plan for the Companies. The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 11 members who are appointed by the Board of Directors of ALLETE. The Board of Directors of ALLETE has the power to remove members of the Committee from office. Members of the Committee are all employees of the Companies and receive no compensation for their services with respect to the Plan.

Committee responsibilities include the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The Committee has the authority to establish, modify, and repeal policies and procedures, as it deems necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants, and such other persons as it shall deem necessary or desirable in the administration of the Plan. The Companies or the Plan pays administration fees and expenses of agents, outside experts, consultants, and investment managers. The Plan charges a participant who takes a participant loan, elects to have checks overnighted or use the Plan’s self-managed brokerage account feature for expenses relating to such loans or accounts.

ALLETE 2017 RSOP Form 11-K

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Wells Fargo Institutional Retirement and Trust (IRT), a service group of Wells Fargo Bank, N.A. (Wells Fargo), is the service provider for the Plan and handles participant recordkeeping, asset custody, trustee, and certain other administrative responsibilities. IRT allows the Plan to value accounts daily and provides a participant with online, call center, and voice response capabilities to direct the investment of their account balances. Wells Fargo located at 420 Montgomery Street, San Francisco, CA 94163 provides trustee and asset custody services. Wells Fargo carries professional liability coverage of $100 million per occurrence, and in aggregate, as well as errors and omissions coverage for the same amount.

Participant Investment Options

The Plan’s 401(k) investment fund options at December 31, 2017, are listed below. Detailed descriptions of the investment options and risk profiles are available to a plan participant.

•	Adirondack Small Cap Fund	•	LifePath Index 2050 Fund H
•	ALLETE Stock Fund	•	LifePath Index 2055 Fund H
•	Artisan International Investors Fund	•	LifePath Index 2060 Fund H
•	Dodge & Cox International Stock Fund	•	MainStay Large Cap Growth I Fund
•	Dodge & Cox Stock Fund	•	Oakmark Equity & Income Fund I
•	LifePath Index Retirement Fund H	•	Oppenheimer Developing Markets Y Fund
•	LifePath Index 2020 Fund H	•	State Street Russell Small Cap Index SL Series I
•	LifePath Index 2025 Fund H	•	Small Cap Growth Fund
•	LifePath Index 2030 Fund H	•	Vanguard Institutional Index Fund I
•	LifePath Index 2035 Fund H	•	Vanguard Mid-Cap Index Inst Fund
•	LifePath Index 2040 Fund H	•	Vanguard Total Bond Market Index Inst Fund
•	LifePath Index 2045 Fund H	•	Wells Fargo Stable Return Fund N

A participant may also establish a self-managed brokerage account with Wells Fargo Advisors, LLC, which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stocks, bonds, and mutual funds. A participant who has a self-managed brokerage account pays an annual fee in addition to any trading fees incurred upon investment changes.

A participant may change their level of contribution, change their investment elections for future contributions, and make transfers between investment options at any time by contacting IRT.

Certain mutual funds may charge redemption fees that are paid out of the participant’s account. A redemption fee is charged when shares are transferred or exchanged out of the fund before the fund’s minimum holding period has been met. None of the investment options included in the Plan as of December 31, 2017, currently charge redemption fees.

ALLETE sponsors an employee stock ownership plan (ESOP) within the RSOP. Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. Employer contributions are paid either in cash or the issuance of ALLETE common stock at the Company's discretion. Shares of Common Stock or cash are allocated to each eligible employees as provided by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account, Matching Account, and Safe Harbor Contribution Account). The shares of Common Stock allocated to a participant’s account in the ALLETE RSOP Stock Fund come from issued shares, as determined by ALLETE. Each participant’s account value, however, is determined on a unit basis and consists of both Common Stock and cash. (See Note 4. Investments.) The unit value is adjusted each business day to reflect investment results, including cash.

Dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund; however, a participant may make an election, at any time, to receive cash dividends paid on certain eligible shares. Units within a participant’s Pre-1989 Basic Account can be withdrawn at any time, while all other units within a participant’s account in the ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 ½, terminates employment, becomes disabled, or dies. A participant may transfer all or any part of their ALLETE RSOP Stock Fund to other 401(k) investment options at any time.

ALLETE 2017 RSOP Form 11-K

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Basic Account. Participants’ Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants’ Basic Accounts ceased after 1986.

Special Account. For the years 1985 through 1989, eligible Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed, to the ALLETE RSOP Stock Fund, an amount equal to the estimated income tax benefit of the dividend deduction associated with eligible shares in the Basic Account. Shares of Common Stock issued with these contributions were allocated to the participants’ Special Account.

Partnership Account. The fixed-percentage partnership contribution to each non-union participant hired before October 1, 2006, ranges from 6 percent to 12 percent depending on the participant’s age (not including ARRI, Florida Landmark, Palm Coast Holdings, and U.S. Water Services participants). The fixed-percentage partnership contribution to each non-union participant hired on or after October 1, 2006, is 6 percent (not including Florida Landmark, Palm Coast Holdings, and U.S. Water Services participants). The fixed-percentage partnership contribution to each Florida Landmark and Palm Coast Holdings participant is 3 percent. The fixed-percentage partnership contribution to each Minnesota Power Bargaining Unit union participant hired on or after February 1, 2011, and to each ARRI Bargaining Unit participant is 6 percent. The partnership contributions are made quarterly and are based on periodic pay for the period. U.S. Water Services participants are not eligible for partnership contributions.

Bargaining Unit Account. Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 1 percent of each union participant’s eligible compensation.

Matching Account. For a non-union participant hired before October 1, 2006, (not including Florida Landmark, Palm Coast Holdings, and U.S. Water Services participants), quarterly matching contributions are made equal to 100 percent of each non‑union participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 4 percent of the participant’s periodic pay for the period.

For a non-union participant hired on or after October 1, 2006, (not including Florida Landmark, Palm Coast Holdings, and U.S. Water Services participants), quarterly matching contributions are made equal to 100 percent of each non-union participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 5 percent of the participant’s periodic pay for the period.

For each Minnesota Power Bargaining Unit union participant hired on or after February 1, 2011, and each ARRI Bargaining Unit participant quarterly matching contributions are made equal to 100 percent of each union participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 5 percent of the participant’s periodic pay for the period.

Florida Landmark, Palm Coast Holdings, and U.S. Water Services participants are not eligible for matching contributions.

Safe Harbor Contribution Account. For each U.S. Water Services participant, bi-weekly safe harbor contributions are made equal to 100 percent of each U.S. Water Services participant's 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 4 percent of the participant's periodic pay for the period.

Contributions

Participant Contributions. Participant contributions to the Plan consist of the following:

•
Before-Tax Contributions. Before-tax contributions are salary reduction contributions equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

•
Voluntary Contributions (After-Tax Contributions). Each participant is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant may not exceed 25 percent of the participant’s compensation in any pay period.

•	Rollovers. Contributions by a participant may also be made through rollovers from other qualified plans or individual retirement accounts.

•
Roth 401(k) Contributions. Roth 401(k) contributions are after-tax salary reduction contributions equal to an amount the participant has elected to reduce their compensation pursuant to a salary reduction agreement.

ALLETE 2017 RSOP Form 11-K

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Contribution Limits. Total combined before-tax and Roth 401(k) contributions in 2017 could not exceed $18,000 for a participant less than age 50 or $24,000 for a participant at least age 50, as permitted under Section 401(k) of the Internal Revenue Code (Code).

Employer Contributions. Each year employer contributions are paid to the trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation, and modification of the Plan (commonly characterized as “settlor” functions) are paid by the Companies.

Vesting and Forfeiture Account

As of July 1, 2001, all contributions to the Plan, plus actual earnings thereon, are fully vested and non-forfeitable. In 2005, the Plan was amended to allow distribution checks issued and outstanding for more than 180 days (unclaimed benefits) to be re-deposited into the Plan and treated as forfeitures. The forfeiture account consists of previously forfeited non-vested accounts and unclaimed benefits, totaling $485 at December 31, 2017 ($2,187 at December 31, 2016), and is invested in the Wells Fargo Stable Return Fund N. In 2017, amounts in the forfeiture account were used for Plan expenses and may be used to reduce future Plan expenses.

Distributions and Withdrawals

A participant may elect, at any time, to receive future cash dividends paid on Common Stock shares in their eligible ALLETE RSOP Stock Fund accounts and ALLETE Stock Fund.

Prior to termination of employment, a participant may withdraw, at any time, all or any part of the amounts in their:

•	Plan accounts, if the participant has attained age 59 ½;

•	After-tax account, regardless of age; or

•	Pre-1989 Basic Account, regardless of age.

A U.S. Water Services participant may also withdraw amounts for:

•	Deemed Severance,

•	Qualified Reservist; or

•	Hardship.

When a participant terminates employment, becomes disabled, or dies, they or their beneficiaries may elect to receive all or any part of their Plan accounts.

Transfers to Retirement Plans. Upon retirement, eligible a participant may elect to transfer their Plan account balances to the ALLETE and Affiliated Companies Retirement Plan A, Plan B or Plan C if the participant has elected to receive a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $13,505,611 for 2017 ($24,247,553 for 2016). Starting in plan year 2015, certain limitations were implemented regarding eligibility, timing of elections, and the value of account balances that can be transferred to retirement plans.

Notes Receivable from Participants. The Plan allows a participant to borrow money from their Plan. The maximum amount a participant may borrow is equal to the lesser of: (a) the participant’s aggregate before-tax account, after-tax account, Roth 401(k) account, U.S. Water Services Employer Profit Sharing account, and rollover account balances; (b) 50 percent of their total Plan balance; or (c) $50,000, less the largest outstanding loan balance owed in the prior 12-month period. The loans may not be less than $1,000. The loans are for terms up to five years for a general-purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are re-deposited into the participant’s Plan. A participant is required to pay a $50 loan application fee to cover the cost of processing the loan.

Plan Termination

The Companies reserve the right to reduce, suspend, or discontinue their contributions to the Plan at any time, or to terminate the Plan in its entirety subject to the provisions of ERISA and the Code. If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan. The Companies have no intention of terminating the Plan.

ALLETE 2017 RSOP Form 11-K

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at fair value based on quoted market prices. Collective fund investments are reported at net asset value, which approximates fair value. Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on disposed investments and the unrealized appreciation (depreciation) on those investments owned at year-end.

The Plan invests in various funds that contain a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Certain expenses of maintaining the Plan are paid by the participants, unless otherwise paid by the Companies. Expenses that are paid by the Companies are excluded from these financial statements. Fees related to the administration of self-managed brokerage accounts and notes receivable from participants are charged directly to the participants' accounts and included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments in the Statement of Net Assets Available for Benefits.

Subsequent Events. Management has evaluated subsequent events for possible recognition or disclosure through the date of financial statement issuance (June 26, 2018).

Effective January 1, 2018, the Plan was amended to allow employees of Tonka Equipment Company, who became U.S. Water Services employees on September 1, 2017, to participate in the Plan. Effective February 6, 2018, the Plan was amended to allow the Tonka Equipment Company Savings and Retirement Plan to merge into the Plan.

NOTE 3. INCOME TAX STATUS

A favorable determination letter dated March 14, 2018, was obtained from the Internal Revenue Service (IRS) stating that the RSOP, as amended and restated effective December 1, 2016, qualified as an employee stock ownership plan and a profit sharing plan under Section 401(a) of the Code.

The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code; therefore, no provision for income tax has been made in the Plan financial statements. The Company is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that “more-likely-than-not” would not be sustained upon audit. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in process. The Plan is no longer subject to income tax examinations for years prior to 2014.

ALLETE 2017 RSOP Form 11-K

NOTE 4. INVESTMENTS

The ALLETE RSOP Stock Fund represents shares of Common Stock allocated to participants and cash invested in a money market fund.

				Number		Fair
ALLETE RSOP Stock Fund				of Shares	Cost	Value
Thousands
December 31, 2017	Allocated	—	Common Stock	1,433	$38,117	$106,534
			Money Market		999	999
					$39,116	$107,533

December 31, 2016	Allocated	—	Common Stock	1,593	$40,116	$102,255
			Money Market		962	962
					41,078	103,217

For the ALLETE Stock Fund and the ALLETE RSOP Stock Fund, each participant’s account value is determined on a unit basis and consists of both Common Stock and cash invested in a money market fund. The unit value is adjusted each business day to reflect investment results including cash.

	ALLETE		ALLETE
	Stock Fund		RSOP Stock Fund
At December 31,	2017	2016	2017	2016
Thousands
Number of Units	3,335	3,524	10,855	12,055

Common Stock	$30,232	$27,623	$106,534	$102,255
Money Market	514	508	999	962
Net Value	$30,746	$28,131	$107,533	$103,217

NOTE 5. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities.

Level 3 - Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

ALLETE 2017 RSOP Form 11-K

NOTE 5. FAIR VALUE MEASUREMENTS (Continued)

Common stock and mutual funds are valued using their closing prices from the applicable exchanges. Self-managed brokerage accounts are valued using closing prices for the underlying securities from the applicable exchanges. Money market funds are valued using pricing for the underlying securities which may be based on recent trades of the same or similar securities. Collective trust funds and managed brokerage funds are valued at the net asset value (NAV) of shares of bank collective trust and managed brokerage funds held by the Plan on a daily basis. The NAV is based on the fair value of the underlying investments held by the funds. Participant transactions (issuances and redemptions) may occur daily. If the Plan were to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There have been no changes in the valuation methodologies used as of December 31, 2017, and 2016.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2017.

	Fair Value as of December 31, 2017
Recurring Fair Value Measures	Level 1	Level 2	Level 3	N/A	Total
Thousands
Assets:
Common Stock	$136,766	—	—	—	$136,766
Mutual Funds	205,332	—	—	—	205,332
Money Market Funds	—	$1,513	—	—	1,513
Self-Managed Brokerage Accounts (a)	10,185	—	—	—	10,185
Investments Measured as Net Asset Value: (b)
Collective Funds	—	—	—	$116,802	116,802
Managed Brokerage Funds	—	—	—	12,142	12,142
Total Assets	$352,283	$1,513	—	$128,944	$482,740
(a)    All investments held in the Self-Managed Brokerage Accounts are classified as Level 1 due to the observable market data for these securities.

(b)
In accordance with Accounting Standards Codification (ASC) 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2016.

	Fair Value as of December 31, 2016
Recurring Fair Value Measures	Level 1	Level 2	Level 3	N/A	Total
Thousands
Assets:
Common Stock	$129,878	—	—	—	$129,878
Mutual Funds	167,852	—	—	—	167,852
Money Market Funds	—	$1,470	—	—	1,470
Self-Managed Brokerage Accounts (a)	9,718	—	—	—	9,718
Investments Measured as Net Asset Value: (b)
Collective Funds	—	—	—	$102,944	102,944
Managed Brokerage Funds	—	—	—	10,204	10,204
Total Assets	$307,448	$1,470	—	$113,148	$422,066
(a)    All investments held in the Self-Managed Brokerage Accounts are classified as Level 1 due to the observable market data for these securities.

(b)
In accordance with ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

ALLETE 2017 RSOP Form 11-K

NOTE 5. FAIR VALUE MEASUREMENTS (Continued)

The Plan’s policy is to recognize transfers in and transfers out of a given hierarchy level as of the actual date of the event or of the change in circumstances that caused the transfer. For the years ended December 31, 2017, and 2016, there were no transfers in or out of Levels 1, 2, or 3. There was no activity in Level 3 during the years ended December 31, 2017, and 2016.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2017.

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Thousands
Collective Funds:
Fixed Income Funds (a)	$50,947	n/a	Daily	Trade Date
Lifestyle Funds (b)	$58,415	n/a	Daily	Trade Date
Index Funds (c)	$7,440	n/a	Daily	Trade Date
Managed Brokerage Funds - Stock (d)	$12,142	n/a	Daily	Trade Date
(a)    The fixed income funds seek to preserve principal through investment in a diversified portfolio of high quality fixed income investments.

(b)
The lifestyle funds seek to provide an asset allocation strategy designed to maximize assets for retirement, or for other purposes, consistent with the risk that investors, on average, may be willing to accept given their investment time horizon.

(c)	The index funds seek an investment that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.

(d)
The managed brokerage funds seek long-term capital appreciation by normally investing in small capitalization U.S. common stocks of publicly traded companies that demonstrate strong growth characteristics.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2016.

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Thousands
Collective Funds:
Fixed Income Funds (a)	$54,214	n/a	Daily	Trade Date
Lifestyle Funds (b)	$42,565	n/a	Daily	Trade Date
Index Funds (c)	$6,165	n/a	Daily	Trade Date
Managed Brokerage Funds - Stock (d)	$10,204	n/a	Daily	Trade Date
(a)    The fixed income funds seek to preserve principal through investment in a diversified portfolio of high quality fixed income investments.

(b)
The lifestyle funds seek to provide an asset allocation strategy designed to maximize assets for retirement, or for other purposes, consistent with the risk that investors, on average, may be willing to accept given their investment time horizon.

(c)	The index funds seek an investment that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.

(d)
The managed brokerage funds seek long-term capital appreciation by normally investing in small capitalization U.S. common stocks of publicly traded companies that demonstrate strong growth characteristics.

NOTE 6. RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by an affiliate of IRT. IRT is the service provider for the Plan and handles participant recordkeeping, asset custody, trustee, and certain other administrative responsibilities. (See Note 1. Description of the Plan.) The Plan's investments also include shares of ALLETE common stock. (See Note 4. Investments.) Transactions related to these investments qualify as party in interest transactions.

ALLETE 2017 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Plan Number 002 / Employer Identification Number 41-0418150
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H Line 4i
At December 31, 2017
Thousands

	Identity of Issuer	Description of Investment	Cost (a)	Current Value
	ALLETE RSOP Stock Fund
*	ALLETE, Inc.	Common Stock - 1,433 Shares	$38,117	$106,534
*	Wells Fargo Advantage Heritage Money Market Fund Institutional	Money Market	999	999
	Total ALLETE RSOP Stock Fund		$39,116	107,533
	ALLETE Stock Fund
*	ALLETE, Inc.	Common Stock - 406 Shares		30,232
*	Wells Fargo Advantage Heritage Money Market Fund Institutional	Money Market		514
	Total ALLETE Stock Fund			30,746
	Collective Fund Securities
	LifePath Index Retirement Fund H	Collective Fund - 435 Shares		5,663
	LifePath Index 2020 Fund H	Collective Fund - 438 Shares		6,042
	LifePath Index 2025 Fund H	Collective Fund - 529 Shares		7,638
	LifePath Index 2030 Fund H	Collective Fund - 536 Shares		8,069
	LifePath Index 2035 Fund H	Collective Fund - 453 Shares		7,078
	LifePath Index 2040 Fund H	Collective Fund - 419 Shares		6,751
	LifePath Index 2045 Fund H	Collective Fund - 412 Shares		6,809
	LifePath Index 2050 Fund H	Collective Fund - 428 Shares		7,184
	LifePath Index 2055 Fund H	Collective Fund - 138 Shares		2,286
	LifePath Index 2060 Fund H	Collective Fund - 73 Shares		895
	State Street Russell Small Cap Index SL Series I	Collective Fund - 339 Shares		7,440
*	Wells Fargo Stable Return Fund N	Collective Fund - 939 Shares		50,947
	Total Collective Fund Securities			116,802
	Mutual Fund Securities
	Adirondack Small Cap Fund	Mutual Fund - 441 Shares		9,882
	Artisan International Investors Fund	Mutual Fund - 213 Shares		7,115
	Dodge & Cox International Stock Fund	Mutual Fund - 251 Shares		11,620
	Dodge & Cox Stock Fund	Mutual Fund - 127 Shares		25,914
	MainStay Large Cap Growth I Fund	Mutual Fund - 1,670 Shares		16,219
	Oakmark Equity & Income Fund I	Mutual Fund - 818 Shares		26,321
	Oppenheimer Developing Markets Y Fund	Mutual Fund - 410 Shares		17,589
	Vanguard Institutional Index Fund I	Mutual Fund - 182 Shares		44,237
	Vanguard Mid-Cap Index Inst Fund	Mutual Fund - 642 Shares		27,188
	Vanguard Total Bond Market Index Inst Fund	Mutual Fund - 1,790 Shares		19,247
	Total Mutual Fund Securities			205,332
	Small Cap Growth Fund	Managed Brokerage Fund - 676 Shares		12,142
	Self-Managed Brokerage Accounts			10,185
*	Participant Loans	Loans Receivable from Participants - 3.50% to 6.00%		5,414
	Total Assets Held at End of Year			$488,154
(a)    Not required for participant-directed transactions.
*     Party in Interest
See Independent Auditors’ Report

ALLETE 2017 RSOP Form 11-K

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan

	By:	ALLETE, Inc., its Plan Administrator

June 26, 2018		/s/ Alan R. Hodnik
Alan R. Hodnik
Chairman, President and Chief Executive Officer

ALLETE 2017 RSOP Form 11-K